 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Lambright, Stephen K. (Last) (First) (Middle) One Busch Place (Street) St. Louis, MO 63118-1852 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Anheuser-Busch Companies, Inc. (BUD) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 27, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Group Vice President and General Counsel
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK ($1 par value)		|		161,097	D (1)
COMMON STOCK ($1 par value)				17,615 (2)	I (1)	401(k) plan
COMMON STOCK ($1 par value)				2,800	I (1)	By daughter (3)
COMMON STOCK ($1 par value)				20,527	I (1)	By spouse's trust (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Lambright, Stephen K. - November 27, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Units			|			-		4,915 (2)	D (4)
Employee Stock Option (Right to Buy)	$49.9100	11/27/2002	A |	(A) 2,003	(5) | 11/26/2012	Common Stock - 2,003		2,003	D
Employee Stock Option (Right to Buy)	$49.9100	11/27/2002	A |	(A) 222,997	(6) | 11/26/2012	Common Stock - 222,997		222,997	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/Laura H. Reeves, Attorney-in-Fact ________________________________ 12-02-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Lambright, Stephen K. - November 27, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Anheuser-Busch Companies, Inc. (BUD)

Form 4 - November 27, 2002

Stephen K. Lambright
One Busch Place

St. Louis, MO 63118-1852
Explanation of responses:

(1)   In connection with the Rights Agreement adopted by the Company, Preferred Stock Purchase Rights were distributed to shareholders and are deemed to be attached to the shares of Common Stock of the Company listed on this Form. One-quarter of a Preferred Stock Purchase Right is attached to each share of common stock. If and when the Rights become exercisable, the holder of each Right initially would be entitled to purchase one one-hundredth of a share of Series Junior B Participating Preferred Stock at a purchase price of $195 (both the number of fractional shares and the purchase price are subject to adjustment).
(2)   Based on latest plan statement as of October 1, 2002.
(3)   Beneficial ownership of these shares is disclaimed.
(4)   Anheuser-Busch 401(k) Restoration Plan.
(5)   The options vest as follows: 668 on 11/27/03, 668 on 11/27/04, and 667 on 11/27/05.
(6)   The options vest as follows: 74,333 on 11/27/03, 74,332 on 11/27/04, and 74,332 on 11/27/05.

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